

September 16, 2022

Ya Li
Chief Executive Officer and Chairman of the Board
Lichen China Ltd.
B2306, Block B
Tower 3, Jinjiang Wanda Plaza Commercial Complex
888 Century Avenue
Meiling Street, Jinjiang City
Fujian Province, PRC 362000

>   **Re: Lichen China Ltd.**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed August 30, 2022**
>   **File No. 333-264624**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors, page 26

1.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any

stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock

You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi "Jason" Ye